Filed pursuant to Rule 424(b)(3)
File No. 333- 216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 10, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2020;

•	to disclose the calculation of our May 31, 2020 net asset value (“NAV”) per share for all share classes;

•	to provide updates on our portfolio and business;

•	to disclose our May 2020 distributions; and

•	to disclose the results of our May 2020 purchase period.

July 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2020 (and repurchases as of June 30, 2020) is as follows:

Transaction Price (per share)
Class S	$25.2350
Class T	$25.0322
Class D	$25.0570
Class M	$25.1196
Class I	$24.5437
Class F*	$24.8941
Class Y*	$24.5777

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The July 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2020.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2020 (dollar amounts in thousands):

Components of NAV	May 31, 2020
Loans receivable	$616,584
Mortgage-backed securities, at fair value	15,451
Cash and cash equivalents	62,184
Restricted cash	3,939
Other assets	2,489
Collateralized loan obligation, net of deferred financing costs	(322,515)
Repurchase agreements payable, net of deferred financing costs	(114,258)
Accrued stockholder servicing fees (1)	(107)
Other liabilities	(9,696)

Net asset value	$254,071

Number of outstanding shares	10,149,630

(1)	Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of May 31, 2020, we accrued under GAAP $12,240 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$102,291	$30,665	$13,085	$42,490	$39,786	$22,286	$3,468	$254,071
Number of outstanding shares	4,053,552	1,225,008	522,195	1,691,501	1,621,013	895,245	141,116	10,149,630

NAV per Share as of May 31, 2020	$25.2350	$25.0322	$25.0570	$25.1196	$24.5437	$24.8941	$24.5777

Portfolio Update

As of May 31, 2020, we had not recorded any impairments or non-accruals in our loan portfolio, which represented approximately 97% of our total investments as of such date. We did not make any new loans in May, although we have begun quoting new transactions. The change in our NAV per share during May 2020 was driven primarily by unrealized appreciation in our commercial mortgage-backed securities, or CMBS. Our CMBS, all of which are investment grade and held on an unlevered basis, represented approximately 2.5% of our total investments as of May 31, 2020.

May 2020 Distributions

On May 29, 2020, we paid our May 2020 cash distributions for each class of our common stock in the amounts per share set forth below:

Distribution

Class F Common Stock	$0.1610
Class Y Common Stock	$0.1610
Class T Common Stock	$0.1173
Class S Common Stock	$0.1173
Class D Common Stock	$0.1288
Class M Common Stock	$0.1288
Class I Common Stock	$0.1350

The distributions for each class of outstanding common stock were paid on May 29, 2020 to stockholders of record as of May 28, 2020. The distributions were paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.

Share Repurchases

Pursuant to our share repurchase plan, the total amount of shares that we will repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar month. As of 4:00 p.m. (Eastern Time) on May 28, 2020, the deadline for receipt of repurchase requests for the May 2020 repurchase period, repurchase requests representing approximately $5.46 million in aggregate value were received in good order by the transfer agent, which was in excess of the monthly repurchase limit of $5.11 million. As a result, shares repurchased for the May 2020 repurchase period were repurchased on a pro rata basis and each stockholder that requested to have shares repurchased in May received approximately 93.6% of the requested amount.

Stockholders who wish to have their shares repurchased in June 2020 must resubmit their repurchase requests.